POLICY SPLIT OPTION RIDER

This rider is part of Your policy. It is issued in consideration of the application and payment of its premiums. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date is the same as the Policy Date unless another date is shown on the Data Pages.

SPLIT OPTION

You have the option to split Your policy and exchange it for 2 individual policies, one on the life of each Insured, upon the occurrence of one of the exchange events listed below:

1. A final court decree has been issued dissolving the marriage of the Insureds; or

2.   A change occurs in the federal estate tax law which results in a:

     a.  repeal of the unlimited marital deduction provision; or

     b. reduction of at least 50% in the maximum federal estate tax bracket.

No evidence of insurability will be required on either life insured to exercise this option.

LIMITATIONS AND CONDITIONS

This split option is available, provided:

1.   Both Insureds under Your policy are living on the date of the policy split;

2.   Your policy is in force and not in a grace period;

3. We receive Your Written Request at Our home office within 180 days after the effective date of an exchange event;

4. You supply evidence satisfactory to Us of the exchange event if it is a dissolution of marriage;

5.   Your repay any policy loan and unpaid loan interest; and

6.   You surrender Your policy to Us.

NEW POLICIES

1. Your policy will be split and exchanged for 2 individual policies (one on the life of each Insured) of any single life cash value policy available from Us at the time of the policy split.

2.   The new policies will be issued with a current Policy Date.

3. The premiums for the new policies will be based on the age and risk classification of each Insured at the time of the policy split.


                            (Continued on next page)
                                 Principal (r)      Principal Life
                                    Financial       Insurance Company
                                    Group           Des Moines, Iowa 50392-0001


Chairman and Chief Executive Officer


4. The face amounts of the new policies must be at least $50,000 and must be in equal amounts equal to one-half of the face amount of the policy eligible for this split.

5.   Any assignment of the policy will apply to each new policy.

6. Any riders which are a part of the policy will terminate upon the new policies' Effective Dates. Riders may be made a part of the new policies only with Our consent and with evidence of insurability.

EXCHANGE ADJUSTMENTS

1. The Surrender Value of the policy will be considered the transferred cash value. One-half of the Surrender Value of the policy will be allocated to each new policy.

2. We may charge a one-time administrative expense fee up to the maximum shown on the current Data Pages.

REINSTATEMENT

If this rider terminates, it may not be reinstated.

TERMINATION

This rider terminates on:

1.    The death of either of the Insureds;

2.    Termination of Your policy;

3.   Your election to split Your policy under this rider;

4.   The expiration date of this rider shown on the current Data Pages; or

5. Our receipt of Your written request to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive the request. We may require you to send Your policy to the home office to record the cancellation.


SF 527